1847 HOLDINGS LLC

590 Madison Avenue, 21st Floor

New York, NY 10022

July 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549
Attn: Donald E. Field

Re:	1847 Holdings LLC
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-259011

Mr. Field:

Reference is made to our letter, dated July 19, 2022, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 PM Eastern Daylight Time on July 21, 2022. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer